SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Limited Brands, Inc. and the

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Limited Brands, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2005 and nonexempt transactions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 26, 2006

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$538,322,526	$497,501,323
Receivable for contributions:
Employer	29,630,943	28,457,418
Participants	2,942,737	2,700,706

Total receivable for contributions	32,573,680	31,158,124

Cash	14,004	17,107
Due from brokers	112,366	49,451
Accrued interest and dividends	57,917	4,825,564

Total assets	571,080,493	533,551,569

Liabilities
Administrative fees payable	166,646	121,355
Due to brokers	129,668	101,716

Total liabilities	296,314	223,071

Net assets available for benefits	$570,784,179	$533,328,498

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions:
Investment income:
Net appreciation in fair value of investments	$10,194,682	$39,866,608
Earnings from investment contracts	5,077,858	4,886,670
Earnings from mutual funds	5,807,649	4,371,590
Dividends	2,505,313	6,792,464
Earnings from common collective trusts	179,579	46,910

Total investment income	23,765,081	55,964,242

Contributions:
Employer	44,208,050	43,766,521
Participant deferrals	28,180,680	28,093,068
Participant rollovers	1,250,397	1,531,440

Total contributions	73,639,127	73,391,029

Total additions	97,404,208	129,355,271

Deductions:
Distributions to participants	58,857,829	49,804,242
Administrative expenses	1,090,698	1,230,914

Total deductions	59,948,527	51,035,156

Net increase prior to transfers	37,455,681	78,320,115

Transfers:
Transfer of net assets available for benefits from plan of former affiliate	—	28,795

Net transfers	—	28,795

Net increase	37,455,681	78,348,910

Net assets available for benefits:
Beginning of year	533,328,498	454,979,588

End of year	$570,784,179	$533,328,498

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (the Plan) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (the Employer) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

On November 22, 2004, Limited Brands, Inc. declared a special dividend of $1.23 per share of common stock, payable on January 4, 2005 to shareholders of record on December 22, 2004. On January 5, 2005, the Plan received these special dividends in the amount of $4,804,438, which have been included in accrued interest and dividends at December 31, 2004. No special dividends were declared during 2005.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Employer’s retirement contribution:

The Employer provides non-service and service related retirement contributions equal to a percentage of participants’ annual eligible compensation to those participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. In addition, the service related retirement contribution also requires that the participant have five or more years of vesting service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limits were $210,000 and $205,000 for the Plan years ended December 31, 2005 and 2004, respectively. The total retirement contribution percentages are as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	3%	6%
5 or more years (service related contribution including non-service related contributions)	4%	8%

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of the participant’s voluntary contributions up to 4% of the participant’s annual eligible compensation. A participant’s eligible compensation is equal to his or her qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Effective January 1, 2005, Plan participants turning age 50 at any time before the end of the Plan Year whose contributions to the Plan reach either the maximum percent of his or her annual compensation allowed by the Plan or the maximum dollar amount allowed by the Plan, are eligible to make “catch up” contributions to the Plan. Catch-up contributions are voluntary and limited to a total of $4,000 for each eligible participant for 2005. Catch-up contributions are not eligible for employer matching contributions.

Investment Options

Both the Employer and participant contributions can be directed into various investment options offered by the Plan solely at the participant’s discretion. The Plan’s investment options currently offered include seven mutual funds, three common collective trusts, one pooled account of Employer’s common stock, one pooled account of guaranteed investment contracts, and self directed brokerage accounts. The Plan has two pooled accounts for the common stock of former affiliates into which no additional investments are allowed.

Also, certain investment options were changed as follows:

Previous Investment Options	New Investment Options	Effective Date
ABN AMRO/Montag & Caldwell Balanced Fund	American Balanced Fund	August 3, 2005
AXP/RVS New Dimensions Fund	Allianz CCM Capital Appreciation Fund	December 1, 2005

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant’s account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vesting service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer’s retirement contributions follows:

Years of Vested Service	Percentage
Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years	100%

Payment of Benefits

The full value of participants’ accounts become payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits (continued)

A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $164,603 and $207,404 as of December 31, 2005 and 2004, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $2,864,677 and $5,345,213 were used to reduce contributions for the years ended December 31, 2005 and 2004, respectively. Forfeitures of $116,287 and $47,854 were used for administrative expenses for the years ended December 31, 2005 and 2004, respectively. There were no unused forfeitures at December 31, 2005 or December 31, 2004.

Expenses and Fees

Expenses of the Plan are deducted from each participants’ accounts as follows: 1) an average annual participant fee of $17, was allocated to each participant based on their account balance as a percentage of the total plan balance; effective July 2005, the fee was lowered to $10 annually and is allocated equally to each participant at $2.50 per quarter. 2) a $10 disbursement fee for withdrawals and terminations, 3) a $3 fee for recurring installment disbursements, and 4) a $50 annual fee for a self directed brokerage account. Investments in the Limited Brands, Inc., Too, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. Investments in the SARP Stable Value Fund are charged an administrative fee of 30 basis points through a reduction in earnings. The Employer pays administrative expenses incurred in excess of fees collected from participants by either direct payment or forfeitures. Expenses and fees excluding those paid directly have been reported in the financial statements as administrative expenses.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Expenses and Fees (continued)

Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1, Note 3, and Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market prices. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Investment contracts are recorded at contract value (Note 4).

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by the Ameriprise Trust Company, trustee of the Plan. The following table presents balances at December 31, 2005 and 2004 for the Plan’s current investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	December 31
	2005	2004
Investments at fair value as determined by:
Quoted market price
Common stock:
Limited Brands, Inc.	$88,124,039	$89,896,415
Other	10,288,098	9,464,033

	98,412,137	99,360,448
Mutual funds:
Vanguard Institutional Index Fund	98,532,493	97,763,208
Allianz CCM Capital Appreciation Fund	55,859,070	—
AXP New Dimensions Fund	—	59,028,904
ABN AMRO/Montag & Caldwell Balanced Fund	—	23,820,858
Dodge & Cox Stock Fund	33,520,807	20,961,929
Other	69,214,302	30,963,236

	257,126,672	232,538,135

Total quoted market price	355,538,809	331,898,583
Contract cost
Investment contracts	130,361,000	118,579,466
Estimated fair value
Common collective trusts	52,421,435	47,015,302
Other	1,282	7,972

Total investments at fair value	$538,322,526	$497,501,323

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including investments bought, sold, and held during the year) appreciation/(depreciation) in value for the years ended December 31, 2005 and 2004, is set forth below:

	December 31
	2005	2004
Net appreciation/(depreciation) in fair value as determined by:
Quoted market price
Common stock	$(961,583)	$23,303,478
Mutual funds	8,185,555	14,085,908
Other	(642)	5,552

	7,223,330	37,394,938
Estimated fair value
Common collective trusts	2,971,352	2,471,670

Net appreciation in fair value	$10,194,682	$39,866,608

4. Investment Contracts

The Plan, under the SARP Stable Value Fund investment option, enters into investment contracts with insurance companies and financial institutions. The contracts are included in the financial statements at contract value, because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

These contracts provide a liquidity guarantee, by financially responsible third parties, of principal and previously accrued interest which can be utilized for liquidations, transfers, or hardship withdrawals initiated by Plan participants exercising their rights under the terms of the on-going Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2005 and 2004 was $128,848,291 and $119,717,038, respectively. The contracts were credited with an interest rate ranging from 4.16% to 7.28% at December 31, 2005 and 3.16% to 8.24% at December 31, 2004. The average yield for the investment contracts was approximately 4.62% and 4.31% for the years ended December 31, 2005 and 2004, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero. Contracts with insurance companies are for a fixed rate for the term of the contract and the contracts with financial institutions have a quarterly crediting interest-rate reset.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is qualified and the related trust is tax exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Plan Administration

The Administrative Committee, comprised of members appointed by the Board of Directors of the Employer, administers the Plan. The Board of Directors delegated the day to day administrative duties to the Administrative Committee.

7. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Parties-in-Interest

Ameriprise Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$570,784,179	$533,328,498
Amounts allocated to withdrawing participants	(164,603)	(207,404)

Net assets available for benefits per Form 5500	$570,619,576	$533,121,094

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$58,857,829
Amounts allocated to withdrawing participants:
At December 31, 2005	164,603
At December 31, 2004	(207,404)

Benefits paid to participants per Form 5500	$58,815,028

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

10. Prohibited Transactions

In May 2006, the Employer determined that it had borrowed funds from the Plan on April 14, 2005 through an improper reduction of a matching contribution from interest earned within a holding account held by the Plan for transfer of funds prior to allocation to participants. The Employer discontinued this practice and reimbursed all amounts to the Plan on June 2, 2006.

The total amount borrowed from the Plan was $17,989 during 2005. Additionally, interest accumulated on this amount was $836 as of December 31, 2005 and has been recorded as a receivable from the Employer.

11. Recently Issued Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which amends SOP 94-4. This FSP requires the Plan to value the holdings of benefit responsive investment contracts at fair value, as well as has enhanced disclosure requirements. Current reporting of this type of investment is at contract value. This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan will adopt it. The Plan does not expect the adoption of this FSP to have a significant effect on the financial statements of the Plan.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Limited Brands, Inc.	Common Stock - 3,942,910 shares	$88,124,039
	Too, Inc.	Common Stock - 158,250 shares	4,464,233
	Abercrombie & Fitch Co.	Common Stock - 45,934 shares	2,993,978
	Pimco Total Return Fund	Mutual Fund - 880,044 shares	9,240,470
	American Balanced Fund	Mutual Fund - 1,398,854 shares	24,899,596
	Allianz CCM Capital Appreciation Fund	Mutual Fund - 2,885,282 shares	55,859,070
	Dodge & Cox Stock Fund	Mutual Fund - 244,285 shares	33,520,807
	Hartford Midcap Holdings Fund	Mutual Fund - 281,107 shares	8,020,004
	Vanguard Institutional Index Fund	Mutual Fund - 864,244 shares	98,532,493
	Artisan International Investor Shares	Mutual Fund - 909,943 shares	23,030,669
*	RiverSource Trust Short-Term Horizon (25:75)	Common Collective Trust - 175,887 shares	3,727,743
*	RiverSource Trust Medium-Term Horizon (50:50)	Common Collective Trust - 353,116 shares	9,388,298
*	RiverSource Trust Long-Term Horizon (80:20)	Common Collective Trust - 585,737 shares	16,543,565
*	RiverSource Trust Money Market Fund II	Common Collective Trust - 762,609 shares	762,609
	Self Directed Brokerage Accounts		6,854,734

	Pooled Stable Value Fund
*	RiverSource Trust Income Fund I	Common Collective Trust - 292,180 shares	20,108,702
*	RiverSource Trust Money Market Fund I	Common Collective Trust - 1,890,516 shares	1,890,516

	Insurance Contracts
	GE Life	Investment Contract - 1,000,000 - 7.28% due 02/15/06	1,117,786
	Protective	Investment Contract - 2,000,000 - 6.15% due 05/15/06	2,076,310

	Synthetic and Regular Investment Contracts
	Bank of America I Wrapper	Contract Wrapper - 4.84% due 12/31/50	50,107
	Bank of America II Wrapper	Contract Wrapper - 4.81% due 12/31/50	92,265
	IXIS I Wrapper	Contract Wrapper - 4.68% due 12/31/50	44,712
	IXIS II Wrapper	Contract Wrapper - 4.50% due 12/31/50	62,017
	JP Morgan Wrapper	Contract Wrapper - 4.86% due 12/31/50	123,541
	Monumental Wrapper	Contract Wrapper - 4.16% due 12/31/50	280,669
	Rabobank Wrapper	Contract Wrapper - 4.39% due 12/31/50	145,251
	Royal Bank of Canada	Contract Wrapper - 4.61% due 12/31/50	115,619
	State Street Wrapper	Contract Wrapper - 4.36% due 12/31/50	390,456
	UBS Wrapper	Contract Wrapper - 4.72% due 12/31/50	168,437
*	RiverSource Trust Money Market Fund I	Common Collective Trust - 13,181,665 shares	13,216,573
*	RiverSource Trust Bond Fund	Common Collective Trust - 1,540,689 shares	25,674,046
	FNMA TBA	Government Obligation - 200,000 - 5.00% due 01/01/18	197,812
	FNMA 30 YR TBA	Government Obligation - 1,650,000 - 5.00% due 01/01/35	1,598,438
	FNMA 15 YR TBA	Government Obligation - 1,300,000 - 5.50% due 01/01/15	1,307,719
	FNMA TBA	Government Obligation - 2,500,000 - 5.50% due 01/01/31	2,475,000
	FNMA 15 YR TBA	Government Obligation - 700,000 - 6.00% due 01/01/14	714,875
	FNMA 30YR TBA	Government Obligation - 4,000,000 - 6.00% due 09/01/28	4,033,760
	FNMA 30YR TBA	Government Obligation - 1,300,000 - 6.50% due 01/01/30	1,333,313
	FHLMC TBA	Government Obligation - 1,000,000 - 6.00% due 01/01/36	1,009,609
	ABSA 2005-CF A4	Government Obligation - 890,000 - 4.63% due 06/06/12	885,573
	CWALT INC CMO 2004-33	Government Obligation - 96,426 - 4.97% due 12/25/34	97,755
	CS FIRST BOSTON MTGE SECURITIES	Government Obligation - 775,000 - 5.10% due 08/15/38	779,231
	FHLMC #D95319	Government Obligation - 336,775 - 6.00% due 03/01/22	344,547
	FHLMC GOLD #E96579	Government Obligation - 259,385 - 4.50% due 06/01/13	254,094
	FHLMC GOLD #E97247	Government Obligation - 226,052 - 5.00% due 06/01/18	225,212
	FHLMC GOLD #E99565	Government Obligation - 215,829 - 5.50% due 09/01/18	218,185

Note: Column (d) is not applicable for participant directed investments.

*Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Synthetic and Regular Investment Contracts (continued)
	FHLMC MTN	Government Obligation - 675,000 - 3.52% due 12/20/07	660,496
	FHLMC GOLD #C66932	Government Obligation - 141,566 - 6.00% due 05/01/32	143,933
	FHLMC GOLD #B10776	Government Obligation - 259,980 - 5.00% due 11/01/13	260,104
	FHLMC GOLD #B10951	Government Obligation - 389,468 - 5.00% due 11/01/18	387,887
	FHLB FLT RT NT	Government Obligation - 1,030,000 - 4.61% due 09/06/07	1,033,090
	FED HOME LN BANK	Government Obligation - 1,540,000 - 4.63% due 01/18/08	1,541,359
	FHLB 3%	Government Obligation - 780,000 - 3.00% due 05/15/06	778,438
	FED FARM CREDIT BANK	Government Obligation - 350,000 - 2.38% due 10/02/06	346,156
	FEDERAL FARM CREDIT BANK	Government Obligation - 800,000 - 2.13% due 07/17/06	797,616
	FHLMC REF NOTE	Government Obligation - 155,000 - 5.13% due 10/15/08	158,275
	FHLMC 4%	Government Obligation - 1,255,000 - 4.00% due 08/17/07	1,259,008
	FHLMC #780514 ARM	Government Obligation - 177,569 - 5.02% due 05/01/33	175,535
	FHLMC (NON GOLD) ARM #782436	Government Obligation - 211,701 - 4.99% due 10/01/34	210,279
	FNMA 3.875%	Government Obligation - 1,880,000 - 3.88% due 05/15/07	1,868,930
	FNMA	Government Obligation - 900,000 - 3.88% due 11/17/08	885,021
	FNMA BENCHMARK	Government Obligation - 360,000 - 2.25% due 02/28/06	361,454
	FNMA	Government Obligation - 750,000 - 2.15% due 04/13/06	748,409
	FNMA	Government Obligation - 1,455,000 - 4.25% due 09/15/07	26,109
	FNMA BENCHMARK 4.5%	Government Obligation - 220,000 - 4.50% due 10/15/08	220,898
	FNMA	Government Obligation - 795,000 - 3.50% due 07/27/07	791,966
	FNMA #254369	Government Obligation - 230,315 - 6.00% due 06/01/12	236,785
	FNMA #254536	Government Obligation - 130,807 - 7.00% due 09/01/17	137,146
	FNMA #254757	Government Obligation - 203,516 - 5.00% due 03/31/13	202,270
	FNMA #254774	Government Obligation - 218,554 - 5.50% due 03/13/13	221,346
	FNMA #254793	Government Obligation - 437,919 - 5.00% due 07/01/33	427,667
	FNMA #357324	Government Obligation - 1,004,163 - 5.00% due 01/01/33	981,152
	FNMA #535170	Government Obligation - 274,803 - 5.50% due 09/01/14	278,304
	FNMA #545701	Government Obligation - 190,577 - 7.00% due 07/01/12	195,771
	FNMA #545864	Government Obligation - 428,333 - 5.50% due 08/01/17	433,826
	FNMA #568049	Government Obligation - 212,942 - 6.00% due 04/01/16	218,739
	FNMA #636030	Government Obligation - 132,333 - 6.50% due 04/01/32	137,102
	FNMA #638591	Government Obligation - 1,094,467 - 6.50% due 04/01/32	1,138,797
	FNAM #646147	Government Obligation - 509,524 - 7.00% due 06/01/32	538,194
	FNMA #648349	Government Obligation - 260,375 - 6.00% due 06/01/17	268,116
	FNMA #662907	Government Obligation - 428,513 - 6.50% due 10/01/17	442,589
	FNMA #681400	Government Obligation - 244,141 - 5.50% due 03/01/18	247,161
	FNMA 2002-W4 A3	Government Obligation - 9,890 - 5.30% due 05/25/42	9,906
	FHLMC 2492-B	Government Obligation - 675,253 - 5.50% due 05/15/13	680,975
	FNMA #200394	Government Obligation - 440,735 - 5.50% due 07/25/23	444,289
	FHLMC 2617 HD	Government Obligation - 221,706 - 7.00% due 06/15/16	231,182
	FNMA 2003-133 GB	Government Obligation - 51,426 - 8.00% due 12/25/26	54,963
	FHLMC 2641	Government Obligation - 209,241 - 6.50% due 01/15/18	220,057
	FNMA 2004-W3 A14	Government Obligation - 64,624 - 3.50% due 05/25/34	64,559
	FNMA 2004-W3 A15	Government Obligation - 200,000 - 5.00% due 05/25/34	199,966
	FNMA 2004-60 PA	Government Obligation - 360,501 - 5.50% due 04/25/34	363,503
	FHLMC 2657 NT	Government Obligation - 272,859 - 5.00% due 01/15/16	274,234
	FHLMC 2672 NT	Government Obligation - 370,089 - 5.00% due 02/15/16	371,646
	FHLMC 2662 DB	Government Obligation - 279,178 - 5.00% due 02/15/16	280,263
	FHLMC 2750 DB	Government Obligation - 275,000 - 4.50% due 05/15/15	273,875
	FHLMC 2843-BA	Government Obligation - 236,851 - 5.00% due 01/15/18	237,055
	FHLMC 2907-AG	Government Obligation - 316,003 - 4.50% due 03/15/19	311,319

Note: Column (d) is not applicable for participant directed investments.

*Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Synthetic and Regular Investment Contracts (continued)
	FNMA #703937	Government Obligation - 184,398 - 5.50% due 05/01/18	186,467
	FNMA #705304	Government Obligation - 227,391 - 4.91% due 06/01/33	224,906
	FNMA #720378	Government Obligation - 494,668 - 4.50% due 06/01/18	484,313
	FNMA #725090	Government Obligation - 212,862 - 4.81% due 11/01/33	206,530
	FNMA #725425	Government Obligation - 934,684 - 5.50% due 04/01/34	932,113
	FNMA ARM #725737	Government Obligation - 162,655 - 4.53% due 08/01/34	162,265
	FNMA #725815	Government Obligation - 806,070 - 6.00% due 12/01/33	818,516
	FNMA #735057	Government Obligation - 520,594 - 4.50% due 01/01/19	509,697
	FNMA #735935	Government Obligation - 993,806 - 5.00% due 12/01/18	988,900
	FNMA #741897	Government Obligation - 363,572 - 5.00% due 10/01/33	355,060
	FNMA #762232	Government Obligation - 183,462 - 4.71% due 01/01/34	183,022
	FNMA #763798	Government Obligation - 937,797 - 5.50% due 03/01/34	934,750
	FNMA #764082	Government Obligation - 224,586 - 4.76% due 01/01/34	225,070
	FNMA ARM #768117	Government Obligation - 231,933 - 5.42% due 08/01/34	234,048
	FNMA #781776	Government Obligation - 537,854 - 6.00% due 10/01/34	539,779
	FNMA ARM #786628	Government Obligation - 161,651 - 5.68% due 07/01/34	163,048
	FNMA ARM #799769	Government Obligation - 214,892 - 5.06% due 11/01/34	214,446
	FNMA ARM #801344	Government Obligation - 235,708 - 5.07% due 10/01/34	234,208
	FNMA #220925 5.5%	Government Obligation - 709,700 - 5.50% due 09/01/34	707,748
	FNMA #809216	Government Obligation - 519,319 - 4.88% due 02/01/35	519,427
	FNMA #809534	Government Obligation - 328,825 - 5.08% due 02/01/35	329,167
	FNMA ARM #813570	Government Obligation - 247,368 - 4.40% due 10/01/34	245,247
	FNMA ARM #826908	Government Obligation - 604,900 - 5.15% due 08/01/35	600,374
	FNMA #863122	Government Obligation - 412,146 - 6.00% due 01/01/36	415,752
	GMACC 1999-C1 B	Government Obligation - 350,000 - 6.29% due 05/15/33	364,303
	VENDEE 2003-2 C	Government Obligation - 230,977 - 5.00% due 07/15/20	231,605
	U.S. TREASURY BOND	Government Obligation - 465,000 - 6.25% due 08/15/23	566,174
	U.S. TREASURY BOND	Government Obligation - 2,245,000 - 6.00% due 02/15/26	2,697,860
	U.S. T-NOTE 3.625%	Government Obligation - 3,265,000 - 3.63% due 06/30/07	3,286,937
	U.S. T-NOTE 4.5%	Government Obligation - 775,000 - 4.50% due 11/15/10	785,789
	U.S. TREASURY NOTE	Government Obligation - 1,100,000 - 4.25% due 11/30/07	1,100,758
	WFMBS 5%	Government Obligation - 1,032,514 - 5.00% due 10/25/35	1,001,647
	ARMT 2004-2 6A	Corporate Bonds - 143,104 - 5.27% due 02/25/35	143,615
	ARMT 2005-3-7A1	Corporate Bonds - 360,946 - 5.09% due 04/25/35	359,645
	AMCAR 2003-CF A3	Corporate Bonds - 121,299 - 2.75% due 10/09/07	121,303
	AMCAR 2004-AF A3	Corporate Bonds - 159,087 - 2.18% due 07/07/08	158,185
	AMCAR 2004-BM A3	Corporate Bonds - 334,420 - 2.07% due 08/06/08	332,093
	AMCAR 2005-BM-A3	Corporate Bonds - 650,000 - 4.05% due 01/06/10	644,617
	AMERICREDIT AUTOMOBILE REC.	Corporate Bonds - 575,000 - 4.87% due 12/06/10	577,035
	AMS I 2005-R9-AF3	Corporate Bonds - 965,000 - 5.10% due 11/25/35	964,878
	BACM 2005-4-A1	Corporate Bonds - 428,208 - 4.43% due 07/10/45	424,772
	BACM 2005-6-A2	Corporate Bonds - 475,000 - 5.19% due 09/10/47	479,345
	BOAA 2003-1-A1	Corporate Bonds - 189,677 - 5.00% due 02/25/33	188,957
	BOAMS 2004-D B1	Corporate Bonds - 127,917 - 3.97% due 05/25/34	127,533
	BOAMS 2004-E 2A6	Corporate Bonds - 275,000 - 4.13% due 06/25/34	266,484
	BOAMS 2004-E B1	Corporate Bonds - 147,911 - 4.06% due 06/25/34	144,122
	BOAMS 2004-F B1	Corporate Bonds - 197,329 - 4.13% due 06/25/34	191,437
	BSARM 2004-12-3A1	Corporate Bonds - 155,962 - 5.19% due 02/25/35	155,599
	BALTA 2005-5-1 A1	Corporate Bonds - 319,690 - 4.80% due 06/25/35	320,292
	BSCMS 2005-PWR9-A1	Corporate Bonds - 670,075 - 4.50% due 09/15/42	664,465
	BSCMS 2005-T20-A2	Corporate Bonds - 775,000 - 5.13% due 10/12/42	782,240

Note: Column (d) is not applicable for participant directed investments.

*Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Synthetic and Regular Investment Contracts (continued)
	CDC COMMERCIAL MTGE	Corporate Bonds - 500,000 - 5.68% due 11/15/30	514,698
	CDBCM 2005-CD1 A1	Corporate Bonds - 768,645 - 5.47% due 09/15/20	773,037
	CWALT 2005-6CB-1A1	Corporate Bonds - 182,431 - 7.50% due 04/25/35	190,558
	CWL 2005-10-AF6	Corporate Bonds - 55,000 - 4.91% due 12/25/35	53,541
	CWL 2005-17-1AF2	Corporate Bonds - 360,000 - 5.36% due 12/25/35	361,817
	CWALT INC 2005-54CB	Corporate Bonds - 218,483 - 5.50% due 11/25/35	221,539
	CWALT INC 2005-43	Corporate Bonds - 222,890 - 5.50% due 11/25/34	225,586
	CWHL 2004-12 1M	Corporate Bonds - 99,770 - 4.61% due 08/25/34	97,459
	CARAT 2005-1-A4	Corporate Bonds - 550,000 - 4.05% due 07/15/09	541,195
	COAFT 2002-B A4A	Corporate Bonds - 146,527 - 3.32% due 04/15/09	145,746
	COAFT 2003-A A3A	Corporate Bonds - 30,889 - 1.83% due 10/15/07	30,855
	COAFT 2004-A A3	Corporate Bonds - 250,000 - 3.07% due 07/15/08	248,051
	COPAR 2004-2 A3	Corporate Bonds - 243,991 - 3.06% due 03/17/08	242,836
	CITIGROUP INC	Corporate Bonds - 345,000 - 6.50% due 01/18/11	377,752
	CGCMT 2005-C3-A1	Corporate Bonds - 847,181 - 4.39% due 05/15/43	837,924
	CMLT1 2005-5-1A2	Corporate Bonds - 902,189 - 5.41% due 08/25/35	905,700
	CSFB 2004-C1 A2	Corporate Bonds - 280,000 - 3.52% due 01/15/37	270,746
	CSFB 2004-AR5 CB1	Corporate Bonds - 98,882 - 4.42% due 06/25/34	96,604
	CSFB 2005 C4-A1	Corporate Bonds - 619,723 - 4.77% due 08/15/38	618,951
	CSFB 2005-8-7A1	Corporate Bonds - 454,518 - 7.00% due 09/25/35	469,845
	CSFB 2005-10-4A1	Corporate Bonds - 343,844 - 6.50% due 11/25/35	351,508
	CSFB-05-12-SA1	Corporate Bonds - 425,000 - 7.00% due 12/25/35	442,221
	FHLMC	Corporate Bonds - 135,000 - 3.63% due 09/15/06	135,469
	FEDERAL HOME LOAN BANK	Corporate Bonds - 2,315,000 - 4.58% due 11/21/08	2,321,276
	FNMA 2003-W18 1A5	Corporate Bonds - 275,000 - 4.61% due 08/25/43	274,618
	FNMA 2004-W10 A23	Corporate Bonds - 350,000 - 5.00% due 08/25/34	351,972
	FHAMS 2004-AA4-A1	Corporate Bonds - 118,329 - 5.41% due 10/25/34	120,092
	FHAT 2005-A4-B1	Corporate Bonds - 219,773 - 5.39% due 06/25/35	220,909
	GMACC 2005-C1-A1	Corporate Bonds - 283,247 - 4.21% due 05/10/43	279,678
	GMACC 2002-C2 A1	Corporate Bonds - 302,367 - 4.32% due 10/15/38	302,020
	GMACM 2004-HE2-A4	Corporate Bonds - 285,000 - 3.65% due 10/25/33	275,572
	GSR 2005-AR2-2A1	Corporate Bonds - 431,097 - 4.88% due 04/25/35	427,985
	GECMC 2004-C2 A1	Corporate Bonds - 228,447 - 3.11% due 03/10/40	221,881
	GECMC 2005-C3-A2	Corporate Bonds - 1,016,000 - 4.85% due 07/10/45	1,012,738
	GCCFC 2005-GG5-A1	Corporate Bonds - 766,733 - 4.79% due 04/10/37	768,326
	HVMLT 2004-3 B1	Corporate Bonds - 124,404 - 4.39% due 05/19/34	121,020
	HVMLT 05-4 3A	Corporate Bonds - 607,528 - 5.17% due 01/19/35	609,061
	HVMLT 2005-12-2A1A	Corporate Bonds - 440,183 - 5.62% due 10/19/35	451,734
	HERTZ VECHICLE FINANCING	Corporate Bonds - 450,000 - 4.93% due 02/15/10	450,054
	HART 2003-A A3	Corporate Bonds - 183,017 - 2.33% due 11/15/07	181,948
	INDX 2005-AR25-A1	Corporate Bonds - 297,612 - 5.91% due 12/25/35	301,325
	JPMCC 2003-C1-A1	Corporate Bonds - 972,718 - 4.27% due 01/12/37	951,476
	JP MORGAN CHASE COMM MTGE	Corporate Bonds - 739,152 - 4.65% due 08/15/42	736,750
	JPMCC 2005-LDP4-A1	Corporate Bonds - 848,439 - 4.61% due 10/15/42	844,339
	LBUBS 2004-C4 A2	Corporate Bonds - 400,000 - 4.57% due 05/15/34	396,510
	LBUBS 2004-C6-A2	Corporate Bonds - 475,000 - 4.19% due 08/15/29	465,194
	LBUBS 2003-C7 A2	Corporate Bonds - 422,000 - 4.06% due 09/15/27	410,884
	LBUBS 2003-C8 A2	Corporate Bonds - 350,000 - 4.21% due 11/15/27	343,804
	LBUBS 2005-C1-A1	Corporate Bonds - 353,974 - 4.06% due 02/15/30	348,897
	LBUBS 2005-C3-A1	Corporate Bonds - 607,827 - 4.39% due 07/15/30	603,020
	LBUBS 2005-C5-A2	Corporate Bonds - 745,000 - 4.88% due 09/15/30	743,617

Note: Column (d) is not applicable for participant directed investments.

*Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Synthetic and Regular Investment Contracts (continued)
	LBART 2005-B-A3	Corporate Bonds - 625,000 - 4.41% due 05/15/10	620,557
	MARM 2004-3 3A2	Corporate Bonds - 133,525 - 4.42% due 04/25/34	132,303
	MARM 2004-5 B1	Corporate Bonds - 172,391 - 4.40% due 07/25/34	170,078
	MLM1 2005-A1-2A1	Corporate Bonds - 246,924 - 4.63% due 01/25/35	244,016
	MLMT 2005-CIP1-A1	Corporate Bonds - 631,341 - 4.63% due 05/12/10	628,433
	MLMT 2005-CK1-A1	Corporate Bonds - 500,000 - 5.03% due 11/12/37	504,690
	MSC 2003-T11 A2	Corporate Bonds - 725,000 - 4.34% due 06/13/41	710,895
	MSALT 2004-HB2 A3	Corporate Bonds - 400,000 - 2.94% due 03/16/09	391,792
	MSM 2004-2AR 3A	Corporate Bonds - 213,646 - 5.03% due 02/25/34	212,184
	MSM 2004-10AR 2A1	Corporate Bonds - 112,460 - 5.14% due 11/25/34	113,523
	POPLR 2005-5-AR3	Corporate Bonds - 525,000 - 5.09% due 11/25/35	524,764
	RAMC 2005-3-AF3	Corporate Bonds - 300,000 - 4.77% due 10/25/35	298,017
	RAMC 2005-4-A3	Corporate Bonds - 195,000 - 5.56% due 02/25/36	195,904
	RAL I SER 2003-QS4 ABS	Corporate Bonds - 160,419 - 5.50% due 09/25/33	161,234
	RASC 2004-KS8 A I3	Corporate Bonds - 350,000 - 3.84% due 09/25/34	345,815
	RASC SER 2002-KS1	Corporate Bonds - 821 - 5.86% due 11/25/29	822
	SARM 2005-15-4A1	Corporate Bonds - 624,483 - 5.53% due 07/25/35	626,193
	SARM 2004-3AC B1	Corporate Bonds - 128,919 - 4.93% due 03/25/34	128,135
	SARM 2004-5 B1	Corporate Bonds - 99,582 - 4.61% due 05/25/34	97,600
	SASCO CMO 2004-12H	Corporate Bonds - 177,527 - 5.56% due 04/25/34	179,272
	TRIAD AUTO RECEIVABLES 2005-A	Corporate Bonds - 450,000 - 4.05% due 03/12/10	445,765
	WAMU 2004-CB3 4A	Corporate Bonds - 317,037 - 6.00% due 10/25/19	324,368
	WESTO 2003-4 A3	Corporate Bonds - 85,993 - 2.39% due 01/22/08	85,882
	WBCMT 2003-C8 A2	Corporate Bonds - 300,000 - 3.89% due 11/15/35	291,785
	WBCMT 2005-C19-A1	Corporate Bonds - 508,639 - 4.17% due 06/15/42	501,045
	WBCMT 2005-C16-A2	Corporate Bonds - 450,000 - 4.38% due 10/15/41	440,847
	WBCMT 2005-C21-A1	Corporate Bonds - 685,961 - 4.87% due 10/17/44	689,669
	WAMU 2005-AR3-A2	Corporate Bonds - 369,661 - 4.65% due 03/25/35	364,710
	WFMBS 2005-AR2-2A2	Corporate Bonds - 260,882 - 4.56% due 03/25/35	257,036
	WFMBS 2005-5-3PT3	Corporate Bonds - 842,709 - 5.50% due 05/25/35	833,403
	Other - (pending purchases/sales & cash)		(12,157,250)

			$538,322,526

Note: Column (d) is not applicable for participant directed investments.

*Represents a party-in-interest

EIN #31-1048997 Plan #002

Schedule G, Part III

Financial Transaction Schedule—Nonexempt Transactions

December 31, 2005

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in interest
Limited Brands, Inc.	Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
Plan sponsor used earnings within the plan to reduce the amount of one of the plan sponsor’s match contributions

Total receivable for contributions	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
—	—	—	—
(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$17,989	$18,825	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 29, 2006	By:	/s/ Wendy C. Arlin
Wendy C. Arlin
Senior Vice-President, Corporate Controller

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP